Exhibit 99.1

NEWS RELEASE

Gunnison Copper Celebrates NYSE American “GUNN” Debut with $25,000 “GUNN 25 Challenge” Sweepstakes

25 Reps. 25 Grand. A celebration of American strength, American copper and the Company’s historic NYSE American listing

November 5, 2026

Phoenix, Arizona — Gunnison Copper Corp. (NYSE-A: GUNN) (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”), an American copper producer headquartered in Phoenix, Arizona, is pleased to announce the launch of its GUNN 25 Challenge, a US$25,000 cash sweepstakes celebrating the Company’s historic debut on the NYSE American under the ticker symbol “GUNN” and its growing role in strengthening America’s domestic copper supply chain.

Under the theme “25 Reps. 25 Grand.”, Gunnison is inviting eligible Americans to demonstrate their strength by completing 25 repetitions of a move of their choice for a chance to win US$25,000, which could be used to purchase US$25,000 worth of Gunnison ADRs on the NYSE American under the ticker symbol “GUNN”.

The campaign follows Gunnison’s October 26, 2026, NYSE American trading debut, a significant milestone in the Company’s transformation into a growing U.S. copper producer. With copper increasingly critical to America’s national defense, advanced technology, energy infrastructure and manufacturing, Gunnison is advancing its mission to produce American copper on American soil.

Craig Hallworth, President and CEO of Gunnison Copper, commented:

“Our NYSE American debut represents an exciting new chapter for Gunnison as we continue building a leading American copper company. Copper is fundamental to America’s defense capabilities, technological leadership and industrial strength, and we are proud to be producing this critical mineral right here in the United States. The GUNN 25 Challenge is a fun way to celebrate our listing, showcase American strength and invite people across the country to join in the excitement. We’re putting $25,000 up for grabs, and we’d love to see the winner become a Gunnison shareholder and share in our future, so show us your GUNNs!”

25 Reps. 25 Grand. Show Us Your GUNNs!

The GUNN 25 Challenge invites eligible participants to complete 25 repetitions of any safe physical activity, whether push-ups, squats, bicep curls, jumping jacks or another activity of their choice. Participants enter at their own risk and should consult a physician before engaging in any physical activity.

Participants can enter the sweepstakes through two methods:

Show Us Your GUNNs: Record a video completing 25 repetitions, share it publicly on Instagram, TikTok or X, include #Gunnison25Contest at the beginning of the caption and tag Gunnison Copper on the applicable platform.

Enter Online: Participants can also enter directly through the online entry form without recording or posting a video. Both entry methods offer equal odds of winning.

One eligible winner will be selected through a random drawing to receive the US$25,000 grand prize.

The sweepstakes opens on November 4, 2026 at 12:00 p.m. ET and is scheduled to close on December 13, 2026, with the winner selected on or about December 16 , 2026. No purchase or investment is necessary to enter or win. The sweepstakes is open to legal residents of the 50 United States and DC, excluding New York, Florida and Rhode Island, 18 or older (19 in AL and NE, 21 in MS)

For complete details, entry instructions and Official Rules, visit:

https://contest.gunnisoncopper.com

https://youtube.com/shorts/BhGjJZDVAIg

Gunnison’s President & CEO, Craig Hallworth, Takes the GUNN 25 Challenge at the NYSE!

American Copper. American Production. American Opportunity.

Gunnison’s NYSE American listing follows a period of significant operational and corporate transformation, including the achievement of commercial production at its Johnson Camp Mine in southern Arizona.

Johnson Camp produces finished copper cathode in the United States, supporting the domestic supply chains that underpin America’s defense, technology, energy and manufacturing industries.

The Company is also advancing its flagship Gunnison Copper Project, one of the largest undeveloped copper projects in the United States, with the potential to produce approximately 175 million pounds of copper annually over a 21-year mine life, based on its 2026 Preliminary Economic Assessment (“PEA”).

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Together, these assets position Gunnison to play an increasingly important role in strengthening U.S. mineral security and reducing reliance on foreign sources of critical minerals.

American Copper. American Production. American Opportunity.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a main pit Measured and Indicated Mineral Resource containing over 846 million tons with a total copper grade of 0.33% containing 5.19 billion pounds of copper (Measured Mineral Resource of 192 million tons at 0.37% containing 1.42 billion pounds of copper and Indicated Mineral Resource of 655 million tons at 0.31% containing 3.77 billion pounds of copper).

2

The Strong & Harris satellite deposit, located approximately 1.9 miles from the Gunnison processing facilities, is also included in the mine plan and hosts an Inferred Mineral Resource of 76 million tons grading 0.49% total copper (0.32% CuOx) at a 0.07% cutoff, 0.56% zinc and 0.12 oz/ton silver, containing approximately 740 million pounds of copper, including 483 million pounds of oxide copper, as well as zinc (856 million pounds) and silver (9.0 million ounces).

A preliminary economic assessment (“PEA”) was completed in March 2026 for the Gunnison Project yielding robust economics including an NPV8% of $2 billion, IRR of 22.5%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star, and eight other deposits.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For additional information on the Gunnison Project please refer to the technical report titled “Gunnison Project NI 43-101 Technical Report, Preliminary Economic Assessment, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For additional information on the Johnson Camp Mine please refer to the technical report titled “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

Dr. Roland Goodgame, Senior VP of Project Development of the Company is a Qualified Person as defined by NI 43-101. Dr. Goodgame has reviewed and approved the technical information contained in this news release.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie
T: 647.533.4536
E: info@GunnisonCopper.com
www.GunnisonCopper.com

3

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) future production and production capacity from the Company’s mineral projects; (v) the results of the preliminary economic assessment on the Gunnison Project; (vi) the exploration, development, optimization and permitting of the Company’s mineral projects; (vii) anticipated benefits of the NYSE American listing; (viii) the Company’s growth strategy and its anticipated role in domestic copper supply; (ix) the Company’s customer and supply chain relationships; and (x) the conduct and completion of the GUNN 25 Challenge sweepstakes, including the selection of a winner and payment of the prize.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the Company will continue to satisfy the continued listing requirements of the NYSE American, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the ability to achieve the conclusions of the PEA, the estimation of mineral resources, the realization of resource estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, timelines for government review of permit applications, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, that the Company fails to maintain the listing of its ADRs on the NYSE American, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Johnson Camp Project, mining does not commence at the Gunnison Copper Project, the assumptions and conclusions set out in the PEA prove incorrect, risks related to the delay in review and approval of work plans and permits, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators and the U.S. Securities and Exchange Commission.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

4